Exhibit 99.1

ICON Acquires PriceSpective

Leading Value Strategy Consultancy Deepens ICON’s Pricing and Market Access Capabilities

DUBLIN--(BUSINESS WIRE)--February 28, 2012--ICON plc, (NASDAQ:ICLR) (ISIN:IE0005711209), a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries, today announced the acquisition of PriceSpective LLC, a global leader in value strategy consulting. The acquisition strengthens ICON’s expertise in value based pricing and market access, and together with the health economics and patient reported outcomes services acquired through Oxford Outcomes, enables ICON to offer the industry’s most integrated regulatory, clinical and market access solution.

Headquartered in Philadelphia, and with offices in London, Los Angeles, San Diego, Raleigh and Boston, PriceSpective is a premier consultancy that has a strong reputation for excellence in strategic pricing, market access, HEOR, due diligence support and payer engagement services. Since the company’s inception in 2003, PriceSpective has developed strategies for dozens of new product launches, and hundreds of development and in-market products, across 40+ disease areas.

Commenting on the acquisition, Ciaran Murray, CEO at ICON plc, said: “Payers are increasingly demanding evidence not only of product efficacy, but also value for money which has led to an upsurge in client demand for research that links efficacy, value and price. PriceSpective’s strategic expertise, coupled with its strong network of relationships with thousands of payers and market experts worldwide, makes it the perfect addition to our service portfolio.”

Murray added, “The acquisition of PriceSpective, and Oxford Outcomes in 2011, demonstrates our commitment to providing clients with integrated service offerings to support early-stage, pre-launch and post-launch decision making.”

“With a shared vision of an integrated approach to value, pricing and access strategy, PriceSpective is delighted to join forces with ICON to offer an expanded, leading edge service to our clients,” said Steve Slovick, PriceSpective President. “The need for manufacturers to embrace a paradigm of value-driven development has never been greater, and the combined group has unparalleled expertise, resources and insight to fully support our clients in this area.”

About PriceSpective

PriceSpective is a value strategy consultancy that defines, drives, and captures value for pharmaceutical and biotechnology clients in today’s complex healthcare environment. The company delivers expert guidance in integrated global pricing, reimbursement and market access strategy with its depth of experience and actively engaged senior leadership. PriceSpective is headquartered in Philadelphia with offices in London, Los Angeles, San Diego, Raleigh and Boston.

Further information is available at www.pricespective.com

About ICON plc

ICON plc is a global provider of outsourced development services to the pharmaceutical, biotechnology and medical device industries. The Company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. ICON currently has around 8,500 employees, operating from 81 locations in 40 countries.

Further information is available at www.iconplc.com

DISCLOSURE NOTICE: This release contains, and our officers and representatives may from time to time make, "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "expect," "strategy" and similar references to future periods. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, strategic actions, including our success in integrating PriceSpective; general economic and financial conditions; the extent to which we are successful in implementing our strategy, gaining new, long-term relationships with customers and retaining existing ones; the risk of competition on our industry; developments and changes in laws and regulations; and such other factors as discussed in Part I, Item 3 “Risk Factors” in our Form 20-F for the fiscal year ended December 31, 2010. Any forward-looking statement made by us in this release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

ICON/ICLR-F

CONTACT:
ICON Investor Contacts
Investor Relations
1-888-381-7923
or
Sam Farthing, VP Investor Relations
+ 353 –1-291-2251
or
ICON Media Contacts
Rosie Allan /Genevieve Tuck
at Weber Shandwick
Tel: +44-020-7067-0000